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November 14, 2006	Alan L. Talesnick
(303) 894-6378
atalesnick@pattonboggs.com
VIA EDGAR AND OVERNIGHT COURIER
Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re:	All American Pet Company, Inc. Form SB-2, Amendment No. 2, filed November 14, 2006 File Number 333-135283
Dear Mr. Lyon:
     On behalf of All American Pet Company, Inc. (the “Company”), please find enclosed the Company’s Second Amendment to Form SB-2, filed with the Securities and Exchange Commission on November 14, 2006.
     Three copies of the Second Amendment to Form SB-2, which have been marked to show the changes made from the First Amendment to Form SB-2 filed on August 11, 2006, are being provided supplementally for the Staff’s convenience. All responses have been provided to us by the Company.
     If you have any further questions, do not hesitate to contact me at (303) 894-6378 or Barry Schwartz at (818) 981-2275.

Very truly yours,

PATTON BOGGS LLP

By:	/s/ Alan L. Talesnick

`	Alan L. Talesnick

cc:	All American Pet Company, Inc. c/o Barry Schwartz, President